EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2002	2003	2004	2005	2006	6/30/2007	6/30/2007
EARNINGS
Income Before Income Taxes	$316,418	$308,003	$238,226	$202,021	$282,865	$265,347	$113,743
Fixed Charges (as below)	126,797	123,721	110,547	118,365	151,874	162,412	83,119
Total Earnings	$443,215	$431,724	$348,773	$320,386	$434,739	$427,759	$196,862

FIXED CHARGES
Interest Expense	$116,677	$115,202	$99,135	$106,301	$129,106	$143,963	$76,778
Credit for Allowance for Borrowed Funds Used During Construction	5,620	5,319	8,100	8,764	17,668	13,349	3,791
Interest Rate Hedges	-	-	(188)	-	-	-	-
Estimated Interest Element in Lease Rentals	4,500	3,200	3,500	3,300	5,100	5,100	2,550
Total Fixed Charges	$126,797	$123,721	$110,547	$118,365	$151,874	$162,412	$83,119

Ratio of Earnings to Fixed Charges	3.49	3.48	3.15	2.70	2.86	2.63	2.36